U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[X] Form 10-KSB [ ] Form 11-K [ ] Form 10-QSB   [ ] Form N-SAR
For Period Ended: December 31, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ...............................................

--------------------------------------------------------------------------------

                  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
 ................................................................................

--------------------------------------------------------------------------------

Part I - Registrant Information
--------------------------------------------------------------------------------


         Full Name of Registrant:   SAF T LOK INCORPORATED

         Former name if Applicable:_____________________________________________

         1101 Northpoint Parkway
         -----------------------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

         West Palm Beach, FL 33407
         -----------------------------------------------------------------------
         City, State and Zip Code

--------------------------------------------------------------------------------


Part II - Rules 12b-25 (b) and (c)
--------------------------------------------------------------------------------


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


--------------------------------------------------------------------------------

Part III - Narrative
--------------------------------------------------------------------------------


State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-QSB AND Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                  The Form 10-KSB could not be filed within the prescribed time because the Registrant requires additional time in order to finalize year-end financial information and complete consolidation of financial statements.

--------------------------------------------------------------------------------

Part IV - Other Information
--------------------------------------------------------------------------------


         (1) Name and telephone number of person to contact in regard to this notification:

       Franklin W. Brooks       561                478-5625
           (Name)            (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                           [X]   Yes       [   ]   No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [X]   Yes       [   ]   No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The earnings statements of the Company to be included in the Form 10-KSB for the year ended December 31, 1999 is expected to reflect a net loss of approximately $3.9 million, as compared to a net loss of approximately $6 million for the corresponding period in 1998. The change in results of operation was primarily due to the decrease in costs and expenses for the year ended December 31, 1999 attributable to substantially reduced revenues for the 1999 fiscal year.

                             SAF T LOK INCORPORATED

                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                            SAF T LOK INCORPORATED



Date:  March 29, 2000                       By:/s/ Franklin W. Brooks
                                               ---------------------------------
                                                   Franklin W. Brooks
                                                   President